[Fluor Letterhead]

May 31, 2011

VIA EDGAR

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:	Fluor Corporation
Form 10-K for the fiscal year ended December 31, 2010
Form 10-Q for the fiscal quarter ended March 31, 2011
File No. 001-16129

Dear Mr. Decker:

We received your comment letter dated May 19, 2011 on the above-referenced filings.  As discussed with Mr. Jeffrey Gordon, we will respond to your comment letter on or before June 10, 2011.

Sincerely,

/s/ Carlos M. Hernandez

Carlos M. Hernandez
Senior Vice President and Chief Legal Officer

cc:	Jeffrey Gordon, Securities and Exchange Commission
Jeanne Baker, Securities and Exchange Commission
Wendy A. Hallgren, Fluor Corporation
Gary G. Smalley, Fluor Corporation
D. Michael Steuert, Fluor Corporation